Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

Response to Requisitioned General Meeting

Brisbane, Australia, 28 January 2009: The Board of Directors of Progen Pharmaceuticals Limited (“Progen”, ASX:PGL; NASDAQ:PGLA) have received a requisition for a General Meeting from a group of Progen shareholders including Cytopia Limited. The Directors are currently seeking advice in relation to that requisition.

Progen notes Cytopia’s announcement of today which refers to a proposed merger with Progen. Incomplete and non-binding proposals were received from Cytopia last year before Progen entered into its Merger Implementation Agreement with Avexa Limited. The Cytopia proposals were considered by the Board of Progen to be inferior to the current merger proposal with Avexa. No further merger proposal has been received from Cytopia. There are no details of the Cytopia proposal referred to in the announcement, so there is uncertainty as to what terms it is offering, what its strategy would be going forward and what cash balance a combined group would have to support operations.

Once the Board has had an opportunity to consider the information available to it, it will provide a further response to this announcement.

The Board reiterates its support and recommendation of the current merger proposal with Avexa Limited which it believes to be in the best interests of shareholders as a whole.

About Progen

Progen Pharmaceuticals Limited is a globally focused biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms, angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:

T Justus Homburg

Chief Executive Officer

+61 7 3842 3333

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of ATC, PI-88, PI-166, PG545, PG11047 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.